January 2, 2013

Via FedEx and Edgar

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012

Form 8-K
Filed November 5, 2012

File No. 001-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated December 20, 2012 (the “December 20th Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the December 20th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Variable Interest Entity, page 10

1.	We note your response to comment 11 from our letter Dated November 27, 2012. Tell us your analysis as to whether the equity holders that currently represent a 70% voting ownership have the power to direct the activities that most significantly affect the economic performance of Doner Partners. For instance, do they have the substantive ability to make unilateral decisions about strategic or operating activities until their interest is bought out? Additionally, given that you have a convertible preferred interest that allows you to increase your voting ownership to 70% for no additional consideration, tell us why you have not exercised such right.

The equity holders that currently represent a 70% voting ownership do not have the power to direct the activities that most significantly affect the economic performance of Doner Partners. Specifically, these other equity holders do not have the ability or authority to make unilateral decisions about strategic or operating activities. All significant decisions about strategic and operating activities, including approval of the annual operating and capital expenditures budgets; hiring or termination of key executive officers; and engaging in business activities outside of Doner Partners’ ordinary course of business, each require the prior approval and consent of MDC Partners. MDC Partners has determined not to exercise its convertible preferred interest at this time in order to defer triggering the acceleration of certain contractual payments to former stockholders of Doner in advance of the current payment dates. Doner Partners will continue to make all these applicable contractual payments to former stockholders when due in accordance with the underlying terms and conditions.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

Enclosures

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cc:	Jonathan Groff, Staff Attorney

Kathryn Jacobson, Staff Accountant

Dean Suehiro, Staff Accountant

Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Thomas McLoughlin, BDO USA LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP

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